Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of Shareholders (the “Meeting”) of Polyrizon Ltd. (the “Company”) will be held on Thursday, April 17, 2025, at 4:00 p.m. Israel time at the Company’s offices at 5 Hatidhar Street, Raanana, Israel.

The agenda for the Meeting shall be as follows (the “Proposals”):

1.	To re-elect each of (a) Mr. Assaf Itzhaik, (b) Mr. Omer Srugo and (c) Mr. Liron Carmel as Class I directors of the Board of Directors (the “Board”), to serve until the Company’s annual general meeting of shareholders to be held in 2028, and until their respective successors have been duly elected and qualified;

2.	to approve a new Compensation Policy for the Company’s Executive Officers and Directors;

3.	To approve the terms of office and employment of each of the non-executive directors of the Company.

4.	To approve the grant of equity-based awards to (a) Mr. Tomer Israeli, our Chief Executive Officer and member of the Board; (b) Mr. Oz Adler, our Chairperson of the Board; and (c) each of our directors (other than Mr. Tomer Izraeli and Mr. Oz Adler);

5.	To approve an amendment to the terms of engagement of Mr. Tomer Izraeli, our Chief Executive Officer (and member of the Board);

6.	To approve a one-time cash payment to Mr. Oz Adler, the Company’s Chairperson of the Board;

7.	To approve the terms of engagement with Mr. Oz Adler, the Company’s Chairperson of the Board;

8.	To approve an increase in the Company’s authorized ordinary share capital and to amend the Company’s Amended and Restated Articles of Association (the “Articles of Association”) accordingly;

9.	To approve a reverse share split of the Company’s issued and outstanding ordinary shares in the range of a ratio of up to 1:250, to be effected at the discretion of, at such number of increments, and on such dates, as may be determined by the Company’s board of directors within 18 months from the Meeting; and

10.	To reappoint Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu Limited, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025 until the 2026 annual general meeting of shareholders.

To transact such other business as may properly come before the Meeting or any adjournment thereof.

In addition, at the Meeting, representatives of the Company’s management will be available to review and discuss with shareholders the consolidated financial statements of the Company for the year ended December 31, 2024.

These proposals are described in detail in the enclosed proxy statement, which we urge you to read in its entirety. The last date for submitting a request to include a Proposal in accordance with Section 66(b) of the Israeli Companies Law, 5759-1999, is March 20, 2025. If the Company determines that a shareholder proposal has been duly and timely received and is appropriate, the Company will publish a revised agenda in the manner set forth in the proxy statement. The Company is not currently aware of any other matters to be presented at the Meeting. If other matters properly come before the Meeting, it is the intention of the persons designated as proxies to vote in accordance with their judgment on such matters.

Shareholders of record at the close of business in New York on March 18, 2025 (the “Record Date”), are entitled to receive notice of, and vote at, the Meeting and any adjournments or postponements thereof.

Under Israeli law, every voting shareholder is required to notify the Company whether such shareholder is an Interested Shareholder. To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT an Interested Shareholder. If you are an Interested Shareholder (in which case your vote will only count for or against the ordinary majority, and not for or against the special tally under Proposal No. 2, 4(a) and 5), please notify Mr. Tomer Izraeli, Chief Executive Officer, at c/o Polyrizon Ltd., 5 Hatidhar Street, Raananna, Israel, telephone: +972-9-3740120, or by email (IR@polyrizon-biotech.com). If your ordinary shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

You can vote your ordinary shares by attending the Meeting or by completing and signing the proxy card to be distributed with the proxy statement. If you hold ordinary shares through a bank, broker or other nominee (i.e., in “street name”) which is one of our shareholders of record at the close of business on the Record Date, or which appears in the participant listing of a securities depository on that date, you must follow the instructions included in the voting instruction form you receive from your bank, broker or nominee, and may also be able to submit voting instructions to your bank, broker or nominee by phone or via the Internet. Please be certain to have your control number from your voting instruction form ready for use in providing your voting instructions. If you hold your ordinary shares in “street name,” you must obtain a legal proxy from the record holder to enable you to participate in and to vote your ordinary shares at the Meeting (or to appoint a proxy to do so).

After careful consideration, our Board of Directors recommends that you vote FOR the above Proposals, which are described in the proxy statement.

 Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the Notice of Annual General Meeting of Shareholders and the proxy statement, please sign, date and mail the proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. You may revoke the authority granted by your execution of proxies at any time before the exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Proxies must be received no later than forty-eight (48) hours prior to the time fixed for the Meeting. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining whether a quorum is present.

Joint holders of shares should take note that, pursuant to Article 32(d) of our Articles of Association of Association, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names are recorded in our register of shareholders.

Sincerely,

By:	/s/ Oz Adler
Oz Adler,
Chairperson of the Board of Directors

March 13, 2025

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished to the holders of ordinary shares, no par value, in connection with the solicitation of proxies on behalf of the board of directors of Polyrizon Ltd. (“we,” “us,” “our,” or the “Company”) to be voted at an Annual and Special General Meeting of Shareholders (the “Meeting”) and at any adjournment thereof, pursuant to the accompanying Notice of Annual and Special General Meeting of Shareholders. The Meeting will be held on Thursday, April 17, 2025, at 4:00 p.m. Israel time at our offices at 5 Hatidhar Street, Raanana, Israel (the “Company Offices”).

The Agenda for the meeting includes the following matters (the “Proposals”):

1.	To re-elect each of (a) Mr. Assaf Itzhaik, (b) Mr. Omer Srugo and (c) Mr. Liron Carmel as Class I directors of the Board of Directors (the “Board”), to serve until the Company’s annual general meeting of shareholders to be held in 2028, and until their respective successors have been duly elected and qualified;

2.	to approve a new Compensation Policy for the Company’s Executive Officers and Directors;

3.	To approve the terms of office and employment of each of the non-executive directors of the Company.

4.	To approve the grant of equity-based awards to (a) Mr. Tomer Israeli, our Chief Executive Officer and member of the Board; (b) Mr. Oz Adler, our Chairperson of the Board; and (c) each of our directors (other than Mr. Tomer Izraeli and Mr. Oz Adler);

5.	To approve an amendment to the terms of engagement of Mr. Tomer Izraeli, our Chief Executive Officer (and member of the Board);

6.	To approve a one-time cash payment to Mr. Oz Adler, the Company’s Chairperson of the Board;

7.	To approve the terms of engagement with Mr. Oz Adler, the Company’s Chairperson of the Board;

8.	To approve an increase in the Company’s authorized ordinary share capital and to amend the Company’s Amended and Restated Articles of Association (the “Article of Association”) accordingly;

9.	To approve a reverse share split of the Company’s issued and outstanding ordinary shares in the range of a ratio of up to 1:250, to be effected at the discretion of, at such number of increments, and on such dates, as may be determined by the Company’s board of directors within 18 months from the Meeting; and

10.	To reappoint Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu Limited, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025 until the 2026 annual general meeting of shareholders.

 In addition, at the Meeting, representatives of our management will be available to review and discuss our consolidated financial statements for the year ended December 31, 2024.

We are currently not aware of any other matters that may be raised at the Meeting. If any other matters are properly raised at the Meeting or any adjournment or postponement thereof, the proxy confer discretionary authority with respect to acting thereon, and the persons named in the proxy or other voting instrument will vote on such matters in accordance with their best judgment.

Board Recommendation

The Board of Directors recommends that you vote “FOR” each of the proposals on the agenda.

Record Date; Entitlement to Vote

Shareholders of record at the close of business in New York on March 18, 2025 (the “Record Date”) are entitled to receive notice of, and vote at, the Meeting and any adjournments or postponements thereof. You are also entitled to notice of, and to vote at the Meeting, and any adjournments or postponements thereof if you are a beneficial owner who holds ordinary shares through a broker, bank or other nominee as of the Record Date. All shareholders are cordially invited to attend the Meeting in person.

As of March 13, 2025, 4,394,445 ordinary shares were issued and outstanding each of which is entitled to one vote upon the matters to be presented at the Meeting.

How You Can Vote

You can vote either in person at the Meeting or by authorizing another person as your proxy, whether or not you attend the Meeting. You may vote in any of the manners below:

●	By Internet — If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your shares offers Internet voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit your proxy over the Internet;

●	By telephone — If you are a shareholder of record, you can submit a proxy by telephone by calling the toll-free number listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and following the prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar organization that holds your shares offers telephone voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit a proxy by telephone; or

●	By mail — If you are a shareholder of record and have received a printed proxy card, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization on how to vote your shares, and the brokerage firm, bank or other similar organization is required to vote your shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization

Quorum

The quorum required for the Meeting, consists of at least two shareholders who are present at the Meeting, in person, by proxy (“Valid Meeting Participants”), and who hold in the aggregate twenty-five percent (25%) or more of the voting rights of the Company. In the event that there is no quorum present thirty minutes after the scheduled time, the Meeting will be adjourned to the same day, Thursday, April 17, 2025 at 17:30 p.m. (Israel time) at the Company’s offices (the “Adjourned Meeting”). If there is no quorum present thirty minutes after the time set for the Adjourned Meeting, any shareholder present as a Valid Meeting Participant will then constitute a legal quorum at the Adjourned Meeting. This notice will serve as notice of the Adjourned Meeting if no quorum is present at the original date and time, and no further notice of the Adjourned Meeting will be given to shareholders.

Abstentions and “broker non-votes”, are counted as present and entitled to vote for purposes of determining a legal quorum.

Vote Required for Approval of the Proposals

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of the Proposals.

The approval of Proposal No. 2, 4(a) and 5, is subject to the fulfillment of one of the following additional voting requirements: (i) the majority of the ordinary shares that are voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the approval of the Proposal (each, an “Interested Shareholder”); or (ii) the total number of ordinary shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company. For the purpose of Proposal No. 2, 4(a) and 5, the term controlling shareholder shall also include a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders.

Under Israeli law, every voting shareholder is required to notify the Company whether such shareholder is an Interested Shareholder. To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT an Interested Shareholder. If you are an Interested Shareholder (in which case your vote will only count for or against the ordinary majority, and not for or against the special tally under Proposal No. 2, 4(a) and 5, please notify Mr. Tomer Izraeli, Chief Executive Officer, at c/o Polyrizon Ltd., 5 Hatidhar Street, Raananna, Israel, telephone: +972-9-3740120, or by email (IR@polyrizon-biotech.com). If your ordinary shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

In connection with Proposal No. 2, 4(a) and 5, the Companies Law allows the Board to approve such proposal even if the general meeting of shareholders has voted against its approval, provided that the Company’s compensation committee, and thereafter the Board, each determines to approve it, based on detailed arguments, and after having reconsidered the matter.

Beneficial Owners

If your Ordinary Shares are held in “street name” meaning you are a beneficial owner with your shares held through a bank, brokerage firm or other nominee, you will receive instructions from your bank, brokerage firm or nominee, who is the holder of record of your shares. You must follow the instructions of the holder of record in order for your shares to be voted.

Who Can Vote

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on the Record Date, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

Revocation of Proxies

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. A shareholder who holds shares in “street name” should follow the directions of, or contact, the bank, broker or nominee if he, she or it desires to revoke or modify previously submitted voting instructions.

 Solicitation of Proxies

We may bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of ordinary shares. In addition to solicitation by mail, certain of our directors, officers and employees, without additional remuneration, may solicit proxies by telephone, facsimile, email or personal contact.

Voting Results

The final voting results will be tallied by the Company based on the information provided by VStock Transfer, LLC or otherwise, and the overall results of the Meeting will be published following the Meeting in a report of foreign private issuer on Form 6-K that will be filed with the U.S. Securities and Exchange Commission (the “SEC”).

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this proxy statement are available at the “Investor relations” portion of our website, https://polyrizon-biotech.com. The contents of that website are not a part of this proxy statement. In addition, shareholders of record who wish to receive by post-mail copies of the proxy materials, may contact the Company directly at 5 Hatidhar Street, Raanana, Israel, Attn: Tomer Izraeli, Chief Executive Officer, telephone number: +972-9-3740120.

Ordinary Shares represented by executed and unrevoked proxies will be voted in the manner instructed by the executing shareholder, or if no specific instructions are given, will be voted FOR the Proposals set forth in the Notice of Annual General Meeting of Shareholders.

Meeting Agenda

Under Israeli law, one or more shareholders holding at least 1% of the voting rights at the general meeting of the shareholders may request that the board of directors include a matter in the agenda of a general meeting of the shareholders to be convened in the future, provided that it is appropriate to discuss such a matter at the general meeting. Notwithstanding the foregoing, as a company listed on an exchange outside of Israel, a matter relating to the appointment or removal of a director may only be requested by one or more shareholders holding at least 5% of the voting rights at the general meeting of the shareholders. Our amended and restated articles of association contain procedural guidelines and disclosure items with respect to the submission of shareholder proposals for general meetings.

The last date for submitting a request to include a Proposal in accordance with Section 66(b) of the Israeli Companies Law, 5759-1999, is March 20th, 2025. To the extent that there are any additional agenda items that our Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting as required under the Companies Law, which will be furnished to the U.S. Securities and Exchange Commission (the “SEC”), on a Report of Foreign Private Issuer on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

Compensation of Executive Officers

For information concerning the annual compensation earned during the fiscal year 2024 by our five most highly compensated executive officers see Item 6.B. of our Annual Report on Form 20-F for the year ended December 31, 2024, as filed with the SEC on March 11th, 2025 (the “Annual Report”), a copy of which is accessible through the SEC’s website at www.sec.gov.

PROPOSAL 1

RE-ELECTION OF DIRECTORs TO SERVE AS CLASS I DIRECTORS

Background

Our Articles of Association specify that the number of directors will be at least three but not more than nine. Under our Articles of Association, our directors are divided into three classes with staggered three-year terms. The term of one class of directors expires at each annual general meeting, at which the election (or re-election) of directors of the class whose term expired at such annual general meeting shall be for a term that expires on the date of the third annual general meeting following such election (or re-election) and until his or her respective successor has been elected and qualified, unless the tenure of such director expires earlier pursuant to the Companies Law, or unless removed from office.

Our Board of Directors currently consists of seven members and is divided into three classes with staggered three-year terms, as follows:

●	the Class I directors, consisting of Mr. Assaf Itzhaik, Mr. Omer Srugo and Mr. Liron Carmel, will hold office until the Meeting;

●	the Class II directors, consisting of Mr.Yehonatan Vinokur and Ms. Liat Sidi, will hold office until our annual general meeting of shareholders to be held in 2026; and

●	the Class III directors, consisting of Mr. Tomer Izraeli and Mr. Oz Adler, will hold office until our annual general meeting of shareholders to be held in 2027.

At the Meeting, the term of the members of our Class I directors, of Mr. Assaf Itzhaik, Mr. Omer Srugo and Mr. Liron Carmel, expires. Our Board of Directors has nominated each of Mr. Assaf Itzhaik, Mr. Omer Srugo and Mr. Liron Carmel for re-election at the Meeting as Class I directors for an additional term to expire at the 2028 annual general meeting of our shareholders, and until his successor has been duly elected and qualified or until his office is vacated in accordance with our Articles of Association and the Companies Law. Subject to shareholder approval of the re-election of the above director nominees, our Board of Directors will consist of Seven members, four of whom satisfy the independence requirements of the Nasdaq Listing Rules.

We are not aware of any reason why the nominees, if elected, would be unable or unwilling to serve as directors. If any of such director nominees is unable to serve, the persons named in the proxy shall vote the Ordinary Shares for the election/re-election of such other nominee/director as the Board of Directors may propose. The following nominees have advised the Company that they will serve as directors upon election.

In accordance with the Companies Law, each of the director nominees has certified to us that he meets all the requirements of the Companies Law for election as a director of a public company and possesses the necessary qualifications and has sufficient time to fulfill his duties as a director of our Company, taking into account the Company’s size and special needs.

Director Compensation

If re-elected, and in accordance with the approval of our compensation committee and the Board, each of Mr. Assaf Itzhaik, Mr. Omer Srugo and Mr. Liron Carmel will be entitled to receive an annual fixed fee in the amount of NIS 72,000 (approximately $20,000 plus VAT) payable on a quarterly basis at the end of each quarter.

If re-elected, each of Mr. Assaf Itzhaik, Mr. Omer Srugo and Mr. Liron Carmel will also be entitled to the same directors’ and officers’ liability insurance coverage and indemnification and exculpation arrangements available to all officers and directors of the Company.

Nominees for Director

Biographical information concerning the nominees for election as class I directors at the Meeting is set forth below.

Mr. Liron Carmel has served as our director since January 2025, after which he previously served on our board of directors from July 2020 to September 2024. Mr. Liron Carmel has served as Chief Executive Officer of Xylo Technologies Ltd. (Nasdaq: XYLO) since April 2019. Mr. Carmel has vast experience in business and leadership across multiple industries, including bio pharma, internet technology, oil and gas exploration and production, real estate and financial services. In addition, he serves as chairperson of the Israel Tennis Table Association. Mr. Carmel served as the chief executive officer and director of CannaPowder (PINK: CAPD), a bio-pharma company dedicated to developing and applying innovative technology in the cannabinoid field, from 2017 and 2018. Mr. Carmel previously served as a director of Chiron Refineries Ltd. (TASE: CHR), a company engaged in consulting and initiation of transactions in the refineries field, and as a director of Gix (TASE: GIX) which operates in the field of software development, marketing and distribution to internet users. He also served as vice president business development at Yaad Givatayim development, a municipal corporation dedicated to initiate, develop and establish projects of public importance. Prior to Yaad Givatayim, Mr. Carmel served as an investment manager and as a research and strategy analyst at Excellence Nessuah, one of the leading companies in the field of provident and advanced studies funds in Israel.

Mr. Omer Srugo has served as our director since October 2024. Mr. Srugo currently serves as the Head of Debt at Electra Real Estate Ltd., where he manages debt funds totaling $620 million, focusing on multi-family home properties across the Southeastern region of the United States. Prior to that, between 2021 to 2024, Mr. Srugo was a Senior Financial Advisor at Somekh Chaikin, a member firm of KPMG, where he led teams in financial due diligence and transaction support in various industries, including biotech, hi-tech and real estate. Mr. Srugo holds a B.A. in Accounting and Business Management, with honors, from Reichman University. Mr. Srugo is a certified public accountant in Israel.

Mr. Asaf Itzhaik has served as our director since April 2024. Mr. Itzhaik is a seasoned international businessman in retail, BTC, BTB and real estate. He has served as a director in Clearmind Ltd (NASDAQ) since 2022, GIX Internet (Israel) since 2021, Save Foods Ltd. (Nasdaq) since 2024, Rani Zim (Israel) since 2022 and Plentify Ltd. (Canadian SE) since 2023. He has 28 years of experience running an optic brand specializing in athletes.

Proposal

The shareholders are being asked to re-elect each of Mr. Assaf Itzhaik, Mr. Omer Srugo and Mr. Liron Carmel as Class I directors for a term to expire at the 2028 annual general meeting of our shareholders, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Companies Law.

Approval Required

See “Vote Required for Approval of the Proposals” above. Each director nominee shall be voted on separately.

Board Recommendation

Our Board of Directors recommends a vote “FOR” the re-election of each director nominee named above as a Class I director, to serve until the Company’s 2028 annual general meeting of shareholders, on the terms described in Proposal 1.

PROPOSAL 2

APPROVAL OF A NEW COMPENSATION POLICY FOR EXECUTIVE OFFICERS AND DIRECTORS

Background

Under the Companies Law, the board of directors of an Israeli public company is required to appoint a compensation committee and to establish a compensation policy regarding the terms of engagement of office holders. The term “office holders,” as defined in the Companies Law, includes directors and most executive officers. Under the Companies Law, our compensation policy must be reviewed by the compensation committee of our Board, and by our Board, from time to time. In addition, the compensation committee, followed by the Board (based on the recommendation of the compensation committee) and our shareholders, are each required to approve and adopt the compensation policy once every three years. The compensation policy sets forth a framework for the terms of office and employment of our office holders, including with respect to the grant of any benefit, other payment or undertaking to provide payment, such as salary, bonus, equity awards, severance and other compensation (including in connection with termination of services or change of control over the Company), as well as exemption from liability, insurance or indemnification.

Our compensation policy was effective as of the effective time of the registration statement for our initial public offering, in accordance with the provisions of the Companies Law (the “Existing Compensation Policy”).

Our compensation committee (the “Compensation Committee”), and Board reviewed our Existing Compensation Policy during the period leading up to the convening of the Meeting. Based on that review, the Compensation Committee and the Board proposed a new compensation policy which is now being brought to the approval of the shareholders in accordance with the requirements under the Companies Law. A copy of the proposed policy is attached to this Proxy Statement as Exhibit A and which we refer to as the Compensation Policy.

We have highlighted below certain key substantive features of the Compensation Policy. The following description is merely a summary of those features of our Compensation Policy. We urge you to review Exhibit A in its entirety for the complete text of the Compensation Policy.

Annual Cash Bonus:

 Executive Officers (other than the CEO):

The target annual cash bonus for an executive officer, other than our chief executive officer (the “CEO”), for any given calendar year, will not exceed four (4) of such executive officer’s monthly base salaries.

A portion of the annual cash bonus granted to an executive officer — not exceeding two (2) of the executive officer’s monthly base salary payments — may be based on a discretionary evaluation of the executive officer’s overall performance by the Compensation Committee and the Board based on quantitative and qualitative criteria.

The maximum annual cash bonus — including for overachievement performance — that an executive officer, other than the CEO, will be entitled to actually receive for any given calendar year, will not exceed six (6) of such executive officer’s monthly base salary payments.

In accordance with the First Appendix to the Companies Law, the Compensation Policy provides that our Company may determine that whether a cash bonus will be paid or not to an executive officer who is subordinate to the CEO may be based in whole or in part on a discretionary evaluation of his or her performance.

CEO:

The target annual cash bonus for the CEO for any given calendar year will not exceed six (6) of his or her monthly base salary payments.

The maximum annual cash bonus— including for overachievement performance — that the CEO will be entitled to actually receive for any given calendar year, will not exceed eight (8) of his or her monthly base salary payments.

A portion of the annual cash bonus granted to our CEO — not exceeding two (2) of the CEO’s monthly base salary payments — may be based on a discretionary evaluation of the CEO’s overall performance by the Compensation Committee and the Board based on quantitative and qualitative criteria.

Non-Material Changes to Compensation:

The Companies Law regulations allow for a non-material change in the terms of compensation of an executive officer other than the CEO to be approved by the CEO alone. According to the Compensation Policy non-material change in the terms of compensation of an executive officer other than the CEO to be approved by the CEO alone so long as the annual total cost to our Company from that change does not exceed an amount equal to two (2) monthly base salary payments of the relevant Executive officer.

Automatic Update Based on Updates to Companies Law:

The Compensation Policy includes a general provision allowing the Company to rely on any amendment to provisions of the Companies Law and any other applicable rules and regulations that facilitates our ability to more readily approve or pay executive officer or director compensation, even if that amendment contradicts the principles of the Compensation Policy.

We believe that the proposed executive compensation framework under the Compensation Policy will be effective in achieving our objectives of:

●	To closely align the interests of the executive officers with those of the Company’s shareholders in order to enhance shareholder value;

●	To align a significant portion of the executive officers’ compensation with the Company’s short and long-term goals and performance;

●	To provide the executive officers with a structured compensation package, including competitive salaries, performance-motivating cash and equity incentive programs and benefits, and to be able to present to each executive officer an opportunity to advance in a growing organization;

●	To strengthen the retention and the motivation of executive officers in the long-term;

●	To provide appropriate awards in order to incentivize superior individual excellence and corporate performance; and

●	To maintain consistency in the way executive officers are compensated.

Annual Equity Awards:

The total fair market value of an annual equity-based compensation award at the time of grant (not including bonuses paid in equity in lieu of cash) shall not exceed: (i) with respect to the CEO - the higher of (w) 300% of his or her annual base salary or (x) 2% of the Company’s fair market value at the time of approval of the grant by the Board; and (ii) with respect to each of the other Executive Officers - the higher of (y) 150% of his or her annual base salary or (z) 1% of the Company’s fair market value at the time of approval of the grant by the Board.

The fair market value of the equity-based compensation for the Executive Officers will be determined by using the Black Scholes formula or according to other acceptable valuation practices at the time of grant, in each case, as determined by the Compensation Committee and the Board.

The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, corporate role and the personal responsibilities of the Executive Officer.

Compensation for Directors:

The Compensation Policy also governs the compensation of our Board members and provides that our chairperson and non-employee directors will be entitled to an annual cash fee retainer, up to the limits set forth in the Compensation Policy and that our chairperson may be entitled to receive an annual cash bonus.

Under the Compensation Policy, our Board members may also be awarded annual equity-based compensation up to the limits set forth in the Compensation Policy, as shall be determined from time to time and approved by the Compensation Committee, the Board and the Company’s shareholders, which will be subject to a vesting schedule over several years. In addition, our directors will be entitled to reimbursement of expenses incurred in the performance of their duties to the Company.

Proposal

 It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve and adopt the Compensation Policy for the Executive Officers and Directors of the Company, in the form attached as Exhibit A to the Proxy Statement of the Meeting.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the approval and adoption of the Compensation Policy.

PROPOSAL 3

TO APPROVE THE TERMS OF OFFICE AND EMPLOYMENT OF EACH OF THE NON-EXECUTIVE DIRECTORS OF THE COMPANY

Background

Pursuant to the Companies Law and the regulations promulgated thereunder, any arrangement between the Company and a director relating to his or her compensation as a director or other position with the Company generally must be consistent with our Compensation Policy and must be approved by the Compensation Committee, the Board of Directors and the shareholders by a simple majority (in that order). If the compensation is inconsistent with our Compensation Policy, then, provided that those provisions that must be included in the Compensation Policy according to the Companies Law have been considered by the Compensation Committee and Board of Directors, a Disinterested Majority will also be required for shareholder approval.

We currently have no arrangements with our non-executive directors for payment of compensation.

Our Compensation Committee and Board of Directors conducted a review of the terms of office and employment of our non-executive directors. In their review, the Compensation Committee and the Board of Directors took into account the Company’s compensation policy approved by each of the Compensation Committee, Board of Directors and our shareholders, as well as internal fairness and market trends. They also used benchmark studies of peer companies to determine the terms of office and employment of non-executive are consistent with the Compensation Policy and in line with market practice.

Each of our Compensation Committee and Board of Directors have approved the terms of office and employment for each of our non-executive directors, subject to the subsequent approval of our shareholders, such that effective November 1, 2024 or the actual date of the appointment of a director (if later) we will pay each non-executive director a fixed annual fee of NIS 72,000 (approximately $20,000) for services as a member of our Board of Directors. Such annual fees shall be paid pro-rata for any service during part of a year. The Company shall not pay any per meeting fees to its non-executive directors. The Company shall also be entitled to reimburse the directors for any directs expenses incurred during the performance of their duties (e.g. travel; parking; telephone, meals etc.)

Proposal

The shareholders are being asked to approve the terms of office and employment of the non-executive directors of the Company, so named.

Approval Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

Our Board of Directors recommends a vote “FOR” the approval of the terms of office and employment of the non-executive directors of the Company, so named, on the terms described in Proposal 2.

PROPOSAL 4

APPROVAL OF THE GRANT OF EQUITY-BASED AWARDS TO Our Chief executive officer, Chairperson of the board and OUR DIRECTORS

Background

Under the Companies Law, the payment of compensation, including equity-based compensation, to a chief executive officer or director that is consistent with a company’s compensation policy must be approved by the compensation committee, board of directors and shareholders, in the case of a chief executive officer, by the Special Majority (for definition, see “Vote Required for Approval of the Proposals” above), and in the case of a director, by an ordinary majority.

Our Compensation Committee and Board of Directors conducted a review of the equity-based compensation of our directors, executives and employees. Based on such review, our Compensation Committee and Board of Directors approved, subject to shareholder approval, the grant to our Chief Executive Officer and to each of our currently serving directors of the following equity-based awards: (a) to Mr. Tomer Izraeli, our Chief Executive Officer, 152,502 RSUs; (b) to Mr. Oz Adler, the Chairperson of our Board of Directors, 150,000 RSUs and (c) to each of our other directors who shall serve in such capacity immediately following the Meeting, 3,000 RSUs, in each case on the terms described below.

Each of the proposed equity awards will vest as follows: the equity awards granted under proposal 4(a) and 4(b) shall vest equally on a monthly basis over a period of twenty four (24) months commencing on 30.10.2024, subject to such individual’s continued engagement by the Company on each applicable vesting date; the equity award under proposal 4(c) shall vest equally on a monthly basis over a period of thirty six (36) months commencing on 30.10.2024 (or on the date of appointment of any director, if later) subject to such individual’s continued engagement by the Company on each applicable vesting date .The vesting of any of outstanding equity awards may accelerate in full upon certain circumstances as set out in the Company’s 2021 Equity-Based Incentive Plan, as amended (the “2021 Plan”) and the respective award agreement. The equity awards, if approved at the Meeting, will be granted under and shall be subject to the 2021 Plan and the applicable award agreements to be entered into with each of them. The equity awards to Israeli resident directors (namely, Mr. Assaf Itzhaik, Mr. Omer Srugo and Mr. Liron Carmel (if re-elected at the Meeting), Mr. Yehonatan Vinokur Ms. Liat Sidi, Mr Oz Adler and Mr. Tomer Izraeli), if approved at the Meeting, will be granted pursuant to the capital gains track of Section 102 of the Israel Income Tax Ordinance [New Version] 5721-1961.

Each of our Compensation Committee and Board of Directors determined that the grant of the equity awards and their terms are in accordance with our Compensation Policy.

In conducting their review, the Compensation Committee and Board of Directors considered our Compensation Policy, as well as internal consistency and market trends. Our compensation philosophy encourages the grant of equity-based compensation to our directors and executive officers in order to further align their compensation with the long-term interests of our shareholders.

Proposed Resolutions

It is proposed that the following resolutions be adopted at the Meeting:

4(a). “RESOLVED, to approve the grant of equity-based awards to Tomer Izraeli, the Chief Executive Officer of the Company (and member of the Board), in such amounts and with such terms and conditions as described in Proposal 3 of the Proxy Statement for the Meeting.”

4(a). “RESOLVED, to approve the grant of equity-based awards to Oz Adler, the Chairperson Board, in such amounts and with such terms and conditions as described in Proposal 3 of the Proxy Statement for the Meeting.”

4(c). “RESOLVED, to approve the grant of equity-based awards to each of the members of our Board of Directors who shall serve in such capacity as of immediately following the Meeting, in such amounts and with such terms and conditions as described in Proposal 3 of the Proxy Statement for the Meeting.”

Approvals Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

Our Board of Directors recommends a vote “FOR” the approval of the grant of equity-based awards to our Chief Executive Officer, Charman of the Board and each of our directors who shall serve in such capacity as of immediately following the Meeting, as described in Proposal 3.

PROPOSAL 5

APPROVAL OF COMPENSATION TERMS OF MR. TOMER IZRAELI, OUR CHIEF EXECUTIVE OFFICER

Background

Under the Companies Law, any Israeli public company that seeks to approve terms of compensation of its chief executive officer, is required, subject to certain exceptions, to obtain the approval of its Compensation Committee, Board and Shareholders, in that order.

In accordance with Mr. Tomer Izraeli current engagement agreement with the Company, Mr. Izraeli is entitled to receive reimbursement for his out-of-pocket expenses in the amount of NIS 1,500 per month.

At the Meeting, Shareholders will be asked to approve an amendment to the compensation terms of Mr. Tomer Izraeli, the Chief Executive Officer (and member of the Board) of the Company so that immediately following the Meeting, Mr. Izraeli’s reimbursement of his out-of-pocket expenses shall be increased to an amount of NIS 3,000. Such an amendment shall be reflected in Mr. Izraeli’s engagement agreement with the Company.

In addition, at the Metting the Shareholders will be asked to approve the following terms:

(i)	An annual bonus of up to six (6) monthly base salary payments.

Mr. Tomer Izraeli has been instrumental in the Company’s recent corporate developments, including successful capital raises, IPO and improvements to the Company’s strategy.

Our Compensation Committee and Board have approved the terms described above as they believe that these would serve as an appropriate long-term retention and performance incentive and advance the objectives of the Company, its work plan and long-term strategy.

The proposed engagement terms of Mr. Tomer Izraeli are in line with our current compensation policy as approved by our shareholders and the proposed compensation policy as attached to the Proxy Statement of the Meeting as Exhibit A.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the amended compensation terms of Mr. Tomer Izraeli, our Chief Executive Officer (and member of the Board) as detailed in the Proxy Statement, for the Meeting.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the approval of the amendment to the compensation terms of Mr. Tomer Izraeli.

PROPOSAL 6

APPROVAL OF A ONE TIME CASH PAYMENT TO MR. OZ ADLER, THE CHAIRPERSON OF OUR BOARD OF DIRECTORS

Background

Under the Companies Law, the compensation of directors and officers must comply with the Company’s compensation policy and requires the approval of the company’s Compensation Committee, the Board and shareholders, in that order. The Compensation Committee and the Board considered Polyrizon’s cash position and the Chairperson’s immense efforts relating to the IPO of the Company. In light of the above and our current compensation policy which allows us to grant the chairperson of the Board a total annual compensation of up to $200,000, the Compensation Committee and the Board have reviewed, discussed and approved the proposed bonus as detailed hereunder, and determined that Mr. Adler’s bonus in addition to his monthly compensation as further detailed in proposal No. 6, is in line with the terms and conditions of our compensation policy.

At the Meeting, shareholders will be asked to approve a one-time cash payment for the year 2024 in the amount of $40,000 to Mr. Oz Adler our Chairperson of the Board for his immense efforts in the Company’s IPO and advancing the Company’s business.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve a on-time payment to Mr. Oz Adler, our Chairperson of the Board as detailed in the Proxy Statement, for the Meeting.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the approval of a one-time payment to Mr. Oz Adler.

PROPOSAL 7

COMPENSATION TERMS OF MR. OZ ADLER, THE CHAIRPERSON OF OUR BOARD OF DIRECTORS

Background

Under the Companies Law, the terms of compensation of directors, including the chairperson of our Board, must be approved by our Compensation Committee, Board and Shareholders, in that order.

At the Meeting, shareholders will be asked to approve the following compensation terms of Mr. Oz Adler, the Chairperson of our Board:

(i)	A monthly gross salary of USD 10,000 (plus applicable VAT) retrospectively effective November 1 2024;

(ii)	An annual bonus of up to six (6) monthly base salary payments.

Mr. Oz Adler has been instrumental in the Company’s recent corporate developments, including successful IPO and capital raises and improvements to the Company’s strategy.

Our Compensation Committee and Board have approved the terms described above as they believe that these would serve as an appropriate long-term retention and performance incentive and advance the objectives of the Company, its work plan and long-term strategy.

The proposed engagement terms of Mr. Oz Adler are in line with our current compensation policy as approved by our shareholders and the proposed compensation policy as attached to the Proxy Statement of the Meeting as Exhibit A.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the compensation terms of Mr. Oz Adler, our Chairperson of the Board as detailed in the Proxy Statement, for the Meeting.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the approval of the compensation terms of Mr. Oz Adler.

PROPOSAL 8

APPROVAL OF AN INCREASE IN THE COMPANY’S AUTHORIZED ORDINARY SHARE CAPITAL

AND TO AMEND THE ARTICLES OF ASSOCIATION ACCORDINGLY

Background

Under the Companies Law, a company may not issue shares in excess of its authorized share capital. The Company wishes to have sufficient authorized ordinary share capital available for corporate purposes and to meet its future business needs as they arise including (without limitation) potential public and private offerings of the Company’s ordinary shares, additional grants of equity-based compensation under the 2021 Plan or any other equity-based incentive plan that may be adopted by the Company in the future, and for potential future strategic transactions (such as licensing agreements, acquisitions of other companies or assets or other transactions that may involve issuances of ordinary shares).

Accordingly, we are seeking the approval of the shareholders to increase the Company’s authorized ordinary share capital from 20,000,000 ordinary shares, with no par value, to 2,000,000,000 ordinary shares, with no par value, and to amend Article 5 of our Articles of Association accordingly.

Proposal

It is therefore proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve an increase of the Company’s authorized ordinary share capital from 20,000,000 ordinary shares, with no par value, to 2,000,000,000 ordinary shares, with no par value, and to amend Article 5 of the Company’s Articles of Association accordingly.

Approval Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

Our Board of Directors recommends a vote “FOR” approval of the increase in the Company’s authorized ordinary share capital and to amend our Articles of Association accordingly.

PROPOSAL 9

APPROVAL OF THE REVERSE SPLIT OF THE COMMPANY’S ISSUED AND
OUTSTANDING ORDINARY SHARES

Background

At the Meeting, shareholders will be asked to approve a framework to allow the Board, in its sole discretion, to effect one or more Reverse Splits (as defined below) of our issued and outstanding ordinary shares, within 18 months from the Meeting.

Under Nasdaq rules and regulations, our Company must be in compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share (the “Minimum Bid Price Requirement”). Our current bid price is under $1.00. Due to the decrease in the share price of Polyrizon’s ordinary shares, on March 4, 2025, the Board resolved to approve a flexible framework for the implementation of the Reverse Split at a ratio of up to 1:250. The primary intent of the reverse split is to increase the price of Polyrizon’s ordinary shares in order to meet the Minimum Bid Price Requirement.

On January 17, 2025, the SEC approved an amendment to Nasdaq Listing Rule 5810(c)(3)(A)(iv), according to which, an issuer is not eligible for any compliance period to cure a deficiency under the minimum bid price requirement if it has effected a reverse share split over the prior one-year period. Due to this amendment, Polyrizon’s Board has resolved to approve a framework which allows for multiple reverse share splits, in order to remain in compliance with the minimum bid price requirement for an elongated period of time.

Polyrizon’s Board believes that the Reverse Split of its Ordinary Shares is advisable in order to make its ordinary shares more attractive to a broader range of investors and remain in compliance with the Nasdaq minimum bid price requirement for continued listing if the price of the Company’s Ordinary Shares does not otherwise increase such that the closing bid price of Polyrizon’s Ordinary Shares is at least $1.00 per share for a minimum of 10 consecutive business days. Polyrizon’s Board believes that the anticipated increased price resulting from the Reverse Split may generate additional interest and trading in its ordinary shares.

Polyrizon is therefore seeking approval of its shareholders to effect the Reverse Split of Polyrizon’s issued and outstanding ordinary shares in the range of a ratio of up to 1:250, in one or more increments, such that, depending on the ratio, every two ordinary shares and up to every two hundred and fifty (250) ordinary shares shall be consolidated into one ordinary share. If Proposal No. 8 is approved by Polyrizon’s shareholders, the Board will have discretionary authority, within 18 months from the Meeting to determine whether to implement such Reverse Split, the number of increments, and the exact ratio and the effective date of each increment, such that the maximum range of the Reverse Split shall remain 1:250.

If the Reverse Split is implemented, the number of the issued and outstanding ordinary shares would be reduced in accordance with the reverse split ratio. The reverse split, if implemented, would not adjust the number of authorized ordinary shares under our Articles of Association, which, as of the date hereof consist of 20,000,000 ordinary shares, and if approved under Proposal 8, will consist of 2,000,000,000. In addition, if the reverse split is implemented, the exercise price and the number of ordinary shares issuable pursuant to outstanding equity awards, options and warrants will be proportionately adjusted. Furthermore, upon completion of the reverse split, the number of ordinary shares available for issuance under our Plan shall be appropriately adjusted.

No fractional shares will be issued as a result of the Reverse Split. In accordance with our Articles of Association, our Board determined that all fractional shares will be rounded to the nearest whole ordinary share, such that only shareholders holding fractional consolidated shares of more than one-half of one whole share shall be entitled to receive one consolidated share.

 Certain Risks Associated with the Reverse Split

There are numerous factors and contingencies that could affect the price of our ordinary shares following the proposed Reverse Split, including the status of the market for our ordinary shares at the time, our reported results of operations in future periods, and general economic, market and industry conditions. Accordingly, the market price of our ordinary shares may not be sustainable as the direct arithmetic result of the Reverse Split. If the market price of our ordinary shares declines after the Reverse Split, our total market capitalization (the aggregate value of all of our outstanding ordinary shares at the then existing market price) after the Reverse Split will be lower than before the Reverse Split.

The Reverse Split may result in some shareholders owning “odd lots” of less than 100 ordinary shares on a post-split basis. Odd lots may be more difficult to sell, or require greater transaction costs per share to sell, than shares in “round lots” of even multiples of 100 shares.

Material Tax Consequences

Each shareholder should consult with his, her or its own tax advisor with respect to all of the potential tax consequences to such shareholder of the Reverse Split, including the applicability and effect of any state, local, and non-U.S. tax laws, as well as U.S. federal tax laws and any applicable tax treaties.

Proposal

It is therefore proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve a reverse share split of the Company’s issued and outstanding ordinary shares in the range of a ratio between 1:2 and 1:250, such that, depending on the ratio, every two ordinary shares and up to two hundred and fifty ordinary shares shall be converted into one ordinary share, to be effected at the discretion of, and at such increments, ratio and on such dates to be determined by the Board, as detailed in the Proxy Statement for the Metting”.

Approval Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

Our Board of Directors recommends a vote “FOR” approval of the Reverse Split.

PROPSAL 10

RE-APPOINTMENT OF INDEPENDENT AUDITORS
AND AUTHORIZATION OF THE BOARD TO FIX THEIR REMUNERATION

Background

The Companies Law requires shareholder approval of the appointment of the Company’s independent public accountants for the fiscal year ending December 31, 2025. Our audit committee and Board have approved and recommended that the shareholders approve the re-appointment of Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, as our independent registered public accounting firm for the year ending December 31, 2025 and until the next annual general meeting of shareholders, subject to the approval of our shareholders. Brightman Almagor Zohar & Co. has no relationship with the Company or with any affiliate of the Company except as auditors.

For information regarding the total compensation that was paid by the Company to its independent auditors, please see Item 16C of our Annual Report for the year ended December 31, 2024, filed on Form 20-F with the SEC on March 11, 2025, and accessible through the SEC’s website at www.sec.gov.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to ratify and approve the re-appointment of Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2025 and until the next annual general meeting of shareholders, and to authorize the Company’s Board (with power of delegation to its audit committee) to set the fees to be paid to such auditors in accordance with the volume and nature of their services.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the ratification and approval of the re-appointment of Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, as our independent registered public accounting firm for the year ending December 31, 2025 and until the next annual general meeting of shareholders.

REVIEW AND DISCUSSION OF FINANCIAL STATEMENTS

In addition to considering the foregoing agenda item at the Meeting, we will also present for review and discussion at the Meeting, our consolidated audited financial statements for the year ended December 31, 2024. This item will not involve a shareholder vote.

Our audited consolidated financial statements for the year ended December 31, 2024, which form part of our annual report on Form 20-F for the year ended December 31, 2024, will be filed with the Commission and will be available for viewing via the Commission’s website at www.sec.gov as well as under the Investors section of our website at https://polyrizon-biotech.com/. None of the audited consolidated financial statements, the Form 20-F nor the contents of our website form part of the proxy solicitation material.

OTHER BUSINESS

The Board of Directors is not aware of any other matters to be presented at the Meeting other than those specifically set forth in this Proxy Statement. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

By Order of the Board of Directors,

/s/ Mr. Oz Adler
Chairperson of the Board of Directors

March 13, 2025

Exhibit A

COMPENSATION POLICY

POLYIZON LTD.

Compensation Policy for Executive Officers and Directors

(As Adopted on ______, 2025)

A. Overview and Objectives

1.	Introduction

This document sets forth the Compensation Policy for Executive Officers and Directors (this “Compensation Policy” or “Policy”) of Polyrizon Ltd. (“Polyrizon” or the “Company”), in accordance with the requirements of the Companies Law, 5759-1999 and the regulations promulgated thereunder (the “Companies Law”).

Compensation is a key component of Polyrizon’s overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals that will enhance Polyrizon’s value and otherwise assist Polyrizon to reach its business and financial long-term goals. Accordingly, the structure of this Policy is established to tie the compensation of each officer to Polyrizon’s goals and performance.

For purposes of this Policy, “Executive Officers” shall mean “Office Holders” as such term is defined in Section 1 of the Companies Law, excluding, unless otherwise expressly indicated herein, Polyrizon’s directors.

This policy is subject to applicable law and is not intended, and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted.

This Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Policy is adopted and shall serve as Polyrizon’s Compensation Policy for three (3) years, commencing as of its adoption, unless amended earlier.

The Compensation Committee and the Board of Directors of Polyrizon (the “Compensation Committee” and the “Board”, respectively) shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

2.	Objectives

Polyrizon’s objectives and goals in setting this Policy are to attract, motivate and retain experienced and talented leaders who will contribute to Polyrizon’s success and enhance shareholder value, while demonstrating professionalism in an achievement-oriented and merit-based culture that rewards long-term excellence, and embedding and modeling Polyrizon’s core values as part of a motivated behavior. To that end, this Policy is designed, among other things:

2.1.	To closely align the interests of the Executive Officers with those of Polyrizon’s shareholders in order to enhance shareholder value;

2.2.	To align a significant portion of the Executive Officers’ compensation with Polyrizon’s short and long-term goals and performance;

2.3.	To provide the Executive Officers with a structured compensation package, including competitive salaries, performance-motivating cash and equity incentive programs and benefits, and to be able to present to each Executive Officer an opportunity to advance in a growing organization;

2.4.	To strengthen the retention and the motivation of Executive Officers in the long-term;

2.5.	To provide appropriate awards in order to incentivize superior individual excellence and corporate performance; and

2.6.	To maintain consistency in the way Executive Officers are compensated.

3.	Compensation Instruments

Compensation instruments under this Policy may include the following:

3.1.	Base salary;

3.2.	Benefits;

3.3.	Cash bonuses;

3.4.	Equity based compensation;

3.5.	Change of control provisions; and

3.6.	Retirement and termination terms.

4.	Overall Compensation - Ratio Between Fixed and Variable Compensation

4.1.	This Policy aims to balance the mix of “Fixed Compensation” (comprised of base salary and benefits) and “Variable Compensation” (comprised of cash bonuses and equity-based compensation) in order to, among other things, appropriately incentivize Executive Officers to meet Polyrizon’s short and long-term goals while taking into consideration the Company’s need to manage a variety of business risks.

4.2.	The total annual target bonus and equity-based compensation per vesting annum (based on the fair market value at the time of grant calculated on a linear basis) of each Executive Officer shall not exceed 95% of such Executive Officer’s total compensation package for such year.

5.	Inter-Company Compensation Ratio

5.1.	In the process of drafting this Policy, Polyrizon’s Board and Compensation Committee have examined the ratio between employer cost associated with the engagement of the Executive Officers, including directors, and the average and median employer cost associated with the engagement of Polyrizon’s other employees (including contractor employees as defined in the Companies Law) (the “Ratio”).

5.2.	The possible ramifications of the Ratio on the daily working environment in Polyrizon were examined and will continue to be examined by Polyrizon from time to time in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in Polyrizon.

B. Base Salary and Benefits

6.	Base Salary

6.1.	A base salary provides stable compensation to Executive Officers and allows Polyrizon to attract and retain competent executive talent and maintain a stable management team. The base salary varies among Executive Officers, and is individually determined according to the educational background, prior vocational experience, qualifications, corporate role, business responsibilities and past performance of each Executive Officer.

6.2.	Since a competitive base salary is essential to Polyrizon’s ability to attract and retain highly skilled professionals, Polyrizon will seek to establish a base salary that is competitive with base salaries paid to Executive Officers in a peer group of other companies operating in technology sectors that are as much as possible similar in their characteristics to Polyrizon. To that end, Polyrizon shall utilize comparative market data and practices as a reference, including a survey comparing and analyzing the level of the overall compensation package offered to an Executive Officer of the Company with compensation packages for persons serving in similar positions (to that of the relevant officer) in the peer group. Such compensation survey may be conducted internally or through an external independent consultant.

6.3.	The Compensation Committee and the Board may periodically consider and approve base salary adjustments for Executive Officers. The main considerations for salary adjustment will be similar to those used in initially determining the base salary, but may also include change of role or responsibilities, recognition for professional achievements, regulatory or contractual requirements, budgetary constraints or market trends. The Compensation Committee and the Board will also consider the previous and existing compensation arrangements of the Executive Officer whose base salary is being considered for adjustment. Any limitation herein based on the annual base salary shall be calculated based on the monthly base salary applicable at the time of consideration of the respective grant or benefit.

7.	Benefits

7.1.	The following benefits may be granted to the Executive Officers in order, among other things, to comply with legal requirements:

7.1.1.	Vacation days in accordance with market practice;

7.1.2.	Sick days in accordance with market practice;

7.1.3.	Convalescence pay according to applicable law;

7.1.4.	Monthly remuneration for a study fund, as allowed by applicable law and with reference to Polyrizon’s practice and the practice in peer group companies (including contributions on bonus payments);

7.1.5.	Polyrizon shall contribute on behalf of the Executive Officer to an insurance policy or a pension fund, as allowed by applicable law and with reference to Polyrizon’s policies and procedures and the practice in peer group companies (including contributions on bonus payments); and

7.1.6.	Polyrizon shall contribute on behalf of the Executive Officer towards work disability insurance, as allowed by applicable law and with reference to Polyrizon’s policies and procedures and to the practice in peer group companies.

7.2.	Non-Israeli Executive Officers may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed. Such customary benefits shall be determined based on the methods described in Section 6.2 of this Policy (with the necessary changes and adjustments).

7.3.	In the events of relocation and/or repatriation of an Executive Officer to another geography, such Executive Officer may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which he or she is employed or additional payments to reflect adjustments in the cost of living. Such benefits may include reimbursement for out-of-pocket one-time payments and other ongoing expenses, such as a housing allowance, a car allowance, home leave visit, etc.

7.4.	Polyrizon may offer additional benefits to its Executive Officers, which will be comparable to customary market practices, such as, but not limited to: cellular and land line phone benefits, company car and travel benefits, reimbursement of business travel including a daily stipend when traveling and other business related expenses, insurances, other benefits (such as newspaper subscriptions, academic and professional studies), etc., provided, however, that such additional benefits shall be determined in accordance with Polyrizon’s policies and procedures.

C. Cash Bonuses

8.	Annual Cash Bonuses - The Objective

8.1.	Compensation in the form of an annual cash bonus is an important element in aligning the Executive Officers’ compensation with Polyrizon’s objectives and business goals. Therefore, annual cash bonuses will reflect a pay-for-performance element, with payout eligibility and levels determined based on actual financial and operational results, in addition to other factors the Compensation Committee may determine, including individual performance.

8.2.	An annual cash bonus may be awarded to Executive Officers upon the attainment of pre-set periodical objectives and individual targets determined by the Compensation Committee (and, if required by law, by the Board) for each fiscal year, or in connection with such officer’s engagement, in case of newly hired Executive Officers, taking into account Polyrizon’s short and long-term goals, as well as its compliance and risk management policies. The Compensation Committee and the Board may also determine applicable minimum thresholds that must be met for entitlement to the annual cash bonus (all or any portion thereof) and the formula for calculating any annual cash bonus payout, with respect to each fiscal year, for each Executive Officer. In special circumstances, as determined by the Compensation Committee and the Board (e.g., regulatory changes, significant changes in Polyrizon’s business environment, a significant organizational change, significant merger and acquisition events, etc.), the Compensation Committee and the Board may modify the objectives and/or their relative weight during the fiscal year, or may modify payouts following the conclusion of the year.

8.3.	In the event that the employment of an Executive Officer is terminated prior to the end of a fiscal year, the Company may (but shall not be obligated to) pay such Executive Officer an annual cash bonus (which may or may not be pro-rated) assuming the Executive Officer is otherwise entitled to an annual cash bonus.

8.4.	The actual annual cash bonus to be paid to Executive Officers shall be approved by the Compensation Committee and the Board.

9.	Annual Cash Bonuses - The Formula

Executive Officers other than the CEO

9.1.	The performance objectives for the annual cash bonus of Polyrizon’s Executive Officers, other than the chief executive officer (the “CEO”), may be approved by Polyrizon’s CEO (in lieu of the Compensation Committee) and may be based on company, division/ departmental/business unit and individual objectives. Measurable performance objectives, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, may be based on actual financial and operational results, personal objectives, operational objectives, project milestones objectives or investment in human capital objectives.

9.2.	The Company may also grant annual cash bonuses to Polyrizon’s Executive Officers, other than the CEO, on a discretionary basis, the discretionary bonus for any given fiscal year will not exceed two (2) of the Executive Officer’s monthly base salaries.

9.3.	The target annual cash bonus that an Executive Officer, other than the CEO, will be entitled to receive for any given fiscal year, will not exceed four (4) of such Executive Officer’s monthly base salaries.

9.4.	The maximum annual cash bonus, including for overachievement performance, that an Executive Officer, other than the CEO, will be entitled to receive for any given fiscal year, will not exceed six (6) of such Executive Officer’s monthly base salaries.

CEO

9.5.	The annual cash bonus of Polyrizon’s CEO will be based on measurable performance objectives and subject to minimum thresholds as provided in Section 8.2 above and based on a discretionary element as provided in Section 9.5 below. Measurable performance objectives will be determined annually by Polyrizon’s Compensation Committee (and, if required by law, by Polyrizon’s Board) and will be based on company and personal objectives.

9.6.	The annual cash bonus granted to Polyrizon’s CEO, may be based on a discretionary evaluation of the CEO’s overall performance by the Compensation Committee and the Board based on quantitative and qualitative criteria. The discretionary bonus for any given fiscal year will not exceed two (2) of the CEO’s monthly base salaries.

9.7.	The target annual cash bonus that the CEO will be entitled to receive for any given fiscal year, will not exceed six (6) of his or her monthly base salaries.

9.8.	The maximum annual cash bonus including for overachievement performance that the CEO will be entitled to receive for any given fiscal year, will not exceed eight (8) of his or her monthly base salaries.

10.	Other Bonuses

10.1.	Special Bonus. Polyrizon may grant its Executive Officers a special bonus as an award for special achievements (such as in connection with mergers and acquisitions, offerings, achieving target budget or business plan objectives under exceptional circumstances, or special recognition in case of retirement) or as a retention award at the CEO’s discretion for Executive Officers other than the CEO (and in the CEO’s case, at the Compensation Committee’s and the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Special Bonus”). Any such Special Bonus will not exceed 200% of the Executive Officer’s annual base salary. A Special Bonus can be paid, in whole or in part, in equity in lieu of cash and the value of any such equity component of a Special Bonus shall be determined in accordance with Section 13.3 below.

10.2.	Signing Bonus. Polyrizon may grant a newly recruited Executive Officer a signing bonus. Any such signing bonus shall be granted and determined at the CEO’s discretion for Executive Officers other than the CEO (and in the CEO’s case, at the Compensation Committee’s and the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Signing Bonus”). Any such Signing Bonus will not exceed 100% of the Executive Officer’s annual base salary.

10.3.	Relocation/ Repatriation Bonus. Polyrizon may grant its Executive Officers a special bonus in the event of relocation or repatriation of an Executive Officer to another geography (the “Relocation Bonus”). Any such Relocation bonus will include customary benefits associated with such relocation and its monetary value will not exceed 100% of the Executive Officer’s annual base salary.

11.	Compensation Recovery (“Clawback”)

11.1.	In the event of an accounting restatement, Polyrizon shall be entitled to recover from its Executive Officers the bonus compensation or performance-based equity compensation in accordance with the clawback policy adopted by the Company from time to time under the applicable stock exchange rules.

11.2.	Nothing in this Section 11 derogates from any other “Clawback” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities laws or a separate contractual obligation.

D. Equity Based Compensation

12.	The Objective

12.1.	The equity-based compensation for Polyrizon’s Executive Officers will be designed in a manner consistent with the underlying objectives of the Company in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the Executive Officers’ interests with the long-term interests of Polyrizon and its shareholders, and to strengthen the retention and the motivation of Executive Officers in the long term. In addition, since equity-based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

12.2.	The equity-based compensation offered by Polyrizon is intended to be in the form of share options and/or other equity-based awards, such as restricted shares, RSUs or performance stock units, in accordance with the Company’s equity incentive plan in place as may be updated from time to time.

12.3.	All equity-based incentives granted to Executive Officers (other than bonuses paid in equity in lieu of cash) shall normally be subject to vesting periods in order to promote long-term retention of the awarded Executive Officers. Unless determined otherwise in a specific award agreement or in a specific compensation plan approved by the Compensation Committee and the Board, grants to Executive Officers other than non-employee directors shall vest based on time, gradually over a period of at least 2-4 years, or based on performance. The exercise price of options shall be determined in accordance with Polyrizon’s policies, the main terms of which shall be disclosed in the annual report of Polyrizon.

12.4.	All other terms of the equity awards shall be in accordance with Polyrizon’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, make modifications to such awards consistent with the terms of such incentive plans, subject to any additional approval as may be required by the Companies Law.

13.	General Guidelines for the Grant of Awards

13.1.	The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, corporate role and the personal responsibilities of the Executive Officer.

13.2.	In determining the equity-based compensation granted to each Executive Officer, the Compensation Committee and the Board shall consider the factors specified in Section 13.1 above, and in any event, the total fair market value of an annual equity-based compensation award at the time of grant (not including bonuses paid in equity in lieu of cash) shall not exceed: (i) with respect to the CEO - the higher of (w) 300% of his or her annual base salary or (x) 2% of the Company’s fair market value at the time of approval of the grant by the Board; and (ii) with respect to each of the other Executive Officers - the higher of (y) 150% of his or her annual base salary or (z) 1% of the Company’s fair market value at the time of approval of the grant by the Board.

13.3.	The fair market value of the equity-based compensation for the Executive Officers will be determined by using the Black Scholes formula or according to other acceptable valuation practices at the time of grant, in each case, as determined by the Compensation Committee and the Board.

E. Retirement and Termination of Service Arrangements

14.	Advanced Notice Period

Polyrizon may provide an Executive Officer, on the basis of his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of his/her retirement prior notice of termination of up to twelve (12) months in the case of the CEO and chairperson of the Board and six (6) months in the case of other Executive Officers, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity-based compensation. Such advance notice may or may not be provided in addition to severance, provided, however, that the Compensation Committee shall take into consideration the Executive Officer’s entitlement to advance notice in establishing any entitlement to severance and vice versa.

15.	Adjustment Period

Polyrizon may provide an additional adjustment period of up to six (6) months to the CEO or to any other Executive Officer according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of retirement, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity-based compensation.

16.	Additional Retirement and Termination Benefits

Polyrizon may provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), or which will be comparable to customary market practices.

17.	Non-Compete Grant

Upon termination of employment and subject to applicable law, Polyrizon may grant to its Executive Officers a non-compete grant as an incentive to refrain from competing with Polyrizon for a defined period of time. The terms and conditions of the non-compete grant shall be decided by the Board and shall not exceed such Executive Officer’s monthly base salary multiplied by twelve (12). The Board shall consider the existing entitlements of the Executive Officer in connection with the consideration of any non-compete grant.

18.	Limitation Retirement and Termination of Service Arrangements

The total non-statutory payments under Section 14-17 above for a given Executive Officer shall not exceed the Executive Officer’s monthly base salary multiplied by twenty-four (24). The limitation under this Section 18 does not apply to benefits and payments provided under other chapters of this Policy.

F. Exculpation, Indemnification and Insurance

19.	Exculpation

Each and every Director and Executive Officer may be exempted in advance for all or any of his/her liability for damage in consequence of a breach of the duty of care, to the fullest extent permitted by applicable law.

20.	Insurance and Indemnification

20.1.	Polyrizon may indemnify its directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the director or the Executive Officer, as provided in the indemnity agreement between such individuals and Polyrizon all subject to applicable law and the Company’s articles of association.

20.2.	Polyrizon will provide directors’ and officers’ liability insurance (the “Insurance Policy”) for its directors and Executive Officers as follows:

20.2.1.	The limit of liability of the insurer shall not exceed the greater of $50 million or 50% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval of the Insurance Policy by the Compensation Committee; and

20.2.2.	The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering Polyrizon’s exposures, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities.

20.3.	Upon circumstances to be approved by the Compensation Committee (and, if required by law, by the Board), Polyrizon shall be entitled to enter into a “run off” Insurance Policy (the “Run-Off Policy”) of up to seven (7) years, with the same insurer or any other insurance, as follows:

20.3.1.	The limit of liability of the insurer shall not exceed the greater of $50 million or 50% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval by the Compensation Committee; and

20.3.2.	The Run-Off Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering the Company’s exposures covered under such policy, the scope of coverage and the market conditions and that the Run-Off Policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities.

20.4.	Polyrizon may extend an Insurance Policy in effect to include coverage for liability pursuant to a future public offering of securities as follows:

20.4.1.	The Insurance Policy, as well as the additional premium shall be approved by the Compensation Committee (and if required by law, by the Board) which shall determine that the sums are reasonable considering the exposures pursuant to such public offering of securities, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions, and that it does not materially affect the Company’s profitability, assets or liabilities.

G. Arrangements upon Change of Control

21.	The following benefits may be granted to the Executive Officers (in addition to, or in lieu of, the benefits applicable in the case of any retirement or termination of service) upon or in connection with a “Change of Control” or, where applicable, in the event of a Change of Control following which the employment of the Executive Officer is terminated or adversely adjusted in a material way:

21.1.	Acceleration of vesting of outstanding options or other equity-based awards;

21.2.	Extension of the exercise period of equity-based grants for Polyrizon’s Executive Officers for a period of up to one (1) year, following the date of termination of employment; and

21.3.	Up to an additional six (6) months of continued base salary and benefits following the date of termination of employment (the “Additional Adjustment Period”). For avoidance of doubt, such additional Adjustment Period may be in addition to the advance notice and adjustment periods pursuant to Sections 14 and 15 of this Policy, but subject to the limitation set forth in Section 18 of this Policy.

21.4.	A cash bonus not to exceed 200% of the Executive Officer’s annual base salary in case of an Executive Officer other than the CEO and 250% in case of the CEO.

H. Board of Directors Compensation

22.	All Polyrizon’s non-employee Board members may be entitled to an annual cash retainer fee of up to $40,000 and up to $240,000 for the chairperson of Polyrizon’s Board. The chairperson of Polyrizon’s Board may be paid an annual bonus of up to six (6) of his or her monthly cash compensation and up to an additional two (2) monthly cash compensation for overachievement. The discretionary bonus for any given fiscal year will not exceed two (2) monthly cash compensation.

23.	The compensation of the Company’s external directors, if any are required and elected, shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time.

24.	Notwithstanding the provisions of Section 22 above, in special circumstances, such as in the case of a professional director, an expert director or a director who makes a unique contribution to the Company, such director’s compensation may be different than the compensation of all other directors and may be greater than the maximum amount allowed under Section 22.

25.	Each non-employee member of Polyrizon’s Board may be granted equity-based compensation. The total fair market value of a “welcome” or an annual equity-based compensation at the time of grant shall not exceed the higher of (i) $120,000 or (ii) 0.5% of the Company’s fair market value at the time of approval of the grant by the Board; and in the case of the chairperson of the Board - the higher of (i) 300% of his or her annual base salary or (ii) 2% of the Company’s fair market value at the time of approval of the grant by the Board.

26.	All other terms of the equity awards shall be in accordance with Polyrizon’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, make modifications to such awards consistent with the terms of such incentive plans, subject to any additional approval as may be required by the Companies Law.

27.	In addition, members of Polyrizon’s Board may be entitled to reimbursement of expenses in connection with the performance of their duties.

28.	The compensation (and limitations) stated under Section H will not apply to directors who serve as Executive Officers.

I. Miscellaneous

29.	Nothing in this Policy shall be deemed to grant to any of Polyrizon’s Executive Officers, employees, directors, or any third party any right or privilege in connection with their employment by or service to the Company, nor deemed to require Polyrizon to provide any compensation or benefits to any person. Such rights and privileges shall be governed by applicable personal employment agreements or other separate compensation arrangements entered into between Polyrizon and the recipient of such compensation or benefits. The Board may determine that none or only part of the payments, benefits and perquisites detailed in this Policy shall be granted, and is authorized to cancel or suspend a compensation package or any part of it.

30.	An Immaterial Change in the Terms of Employment of an Executive Officer other than the CEO may be approved by the CEO, provided that the amended terms of employment are in accordance with this Policy. An “Immaterial Change in the Terms of Employment” means a change in the terms of employment of an Executive Officer with an annual total cost to the Company not exceeding an amount equal to two (2) monthly base salaries of such employee.

31.	In the event that new regulations or law amendment in connection with Executive Officers’ and directors’ compensation will be enacted following the adoption of this Policy, Polyrizon may follow such new regulations or law amendments, even if such new regulations are in contradiction to the compensation terms set forth herein.

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This Policy is designed solely for the benefit of Polyrizon and none of the provisions thereof are intended to provide any rights or remedies to any person other than Polyrizon.